First Quarter results • 2013

Report to Shareholders

First quarter financial measures:

Earnings per share (diluted) $1.25	Net income $1,625 million	Return on equity 16.6%	Productivity ratio 53.5%	Increase in quarterly dividend to 60 cents per common share

Scotiabank reports strong first quarter earnings of $1.6 billion and increases dividend

Year-to-date performance versus key 2013 financial and operational objectives was as follows:
TARGET #1 Earn a return on equity (ROE)(1) of 15 to 18%. For the three months Scotiabank earned an ROE of 16.6%.

TARGET #2 Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-over-year growth in earnings per share was 11.6%(2).

TARGET #3 Maintain a productivity ratio(1) of less than 56%. Scotiabank’s ratio was 53.5% for the three months.

TARGET #4  Maintain
strong capital ratios. Scotiabank’s capital ratios remain strong by both Canadian and international standards.

(1)  Refer to page 5 for a discussion of non-GAAP measures.

(2)  Excluding $708 million or 61 cents per share relating to real estate gains in 2012, of which $94 million or 8 cents related to the first quarter.

Toronto, March 5, 2013 – Scotiabank reported first quarter net income of $1,625 million compared with net income of $1,436 million in the same period last year. Diluted earnings per share were $1.25, compared to $1.20 in the same period a year ago. Return on equity remained strong at 16.6%. Adjusting for a real estate gain last year, income was up 21% and diluted earnings per share grew by 11.6%.

“We are beginning the year with strong results,” said Rick Waugh, Scotiabank CEO. “The Bank’s diversity across businesses and geographies continues to contribute to solid top-line revenue growth. Once again we saw organic growth in all four business lines along with good contributions from acquisitions, particularly ING DIRECT in Canada and Banco Colpatria in Colombia.”

“Canadian Banking had a very strong first quarter, with net income of $574 million, up 21%, driven by strong top-line revenue growth. We were pleased with the solid contribution from ING DIRECT and the launch of our Scotiabank American Express credit cards, and the double digit increases in net income in our existing Canadian Banking business. This was mainly from strong asset growth in most businesses, and low provisions for credit losses.

“With net income of $466 million, International Banking continued to perform strongly. In addition to a good contribution from our acquisition of Banco Colpatria, there was a strong increase in asset and deposit volumes in our high-growth Latin American businesses. Provisions for credit losses have risen in line with growth in our portfolios and continuing soft economic conditions in the Caribbean.

“Global Wealth Management reported net income of $310 million. Wealth management and insurance businesses both contributed to this growth from strong sales, domestically and internationally, and improved market conditions. The completion of the acquisition of Colfondos in Colombia in December also contributed to the increase in assets under management and assets under administration and we look forward to the future contribution from this business.

“Global Banking and Markets had a strong quarter with net income of $399 million. There were strong contributions across the business platform with particularly good performance in the fixed income and precious metals businesses as well as our corporate lending business in the U.S., Canada and Europe.

“The Bank continues to maintain strong, high quality capital levels. The Bank’s Common Equity Tier 1 capital ratio, on an all-in basis, was 8.2%, well above the 7% minimum. The strong level of earnings this quarter and strong capital position allowed the Bank to increase its quarterly dividend by 3 cents to 60 cents per share.

Based on our strong start to the year, and the effective execution of our five-point strategy, we are well-positioned to achieve our goals for 2013.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 57 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
(Unaudited)	January 31 2013	October 31 2012	January 31 2012
Operating results ($ millions)
Net interest income	2,771	2,580	2,375
Net interest income (TEB(1))	2,775	2,584	2,380
Non-interest revenue	2,411	2,284	2,246
Non-interest revenue (TEB(1))	2,481	2,354	2,309
Total revenue	5,182	4,864	4,621
Total revenue (TEB(1))	5,256	4,938	4,689
Provision for credit losses	310	321	265
Operating expenses	2,813	2,713	2,507
Provision for income taxes	434	311	413
Provision for income taxes (TEB(1))	508	385	481
Net income	1,625	1,519	1,436
Net income attributable to common shareholders	1,504	1,398	1,343
Operating performance
Basic earnings per share ($)	1.27	1.20	1.23
Diluted earnings per share ($)	1.25	1.18	1.20
Adjusted diluted earnings per share(1)(2) ($)	1.27	1.20	1.22
Return on equity(1) (%)	16.6	16.4	19.8
Productivity ratio (%) (TEB(1))	53.5	54.9	53.5
Core banking margin (%) (TEB(1))	2.30	2.35	2.25
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	53,120	47,337	45,400
Trading assets	104,493	87,596	88,086
Loans(3)	388,610	352,487	332,968
Total assets	736,361	668,044	637,055
Deposits(3)	512,561	463,590	451,609
Common equity	36,768	35,252	28,112
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	352,073	327,977	310,789
Assets under management(1)	130,576	114,694	106,004
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.2	N/A	N/A
Tier 1 capital ratio (%)	10.3	13.6	11.4
Total capital ratio (%)	13.5	16.7	13.2
Tangible common equity to risk-weighted assets(1) (%)	10.1	11.3	8.5
Assets-to-capital multiple	17.3	15.0	17.7
Risk-weighted assets ($ millions)	280,061	253,309	253,075
Credit quality
Net impaired loans ($ millions)(5)	1,902	1,973	1,806
Allowance for credit losses ($ millions)	3,097	2,969	2,750
Net impaired loans as a % of loans and acceptances(3)(5)	0.48	0.53	0.52
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.32	0.36	0.32
Common share information
Share price ($) (TSX)
High	59.20	55.00	56.95
Low	52.30	51.24	47.54
Close	58.65	54.25	51.53
Shares outstanding (millions)
Average – Basic	1,186	1,166	1,091
Average – Diluted	1,204	1,184	1,125
End of period	1,192	1,184	1,103
Dividends per share ($)	0.57	0.57	0.52
Dividend yield(6) (%)	4.1	4.3	4.0
Market capitalization ($ millions) (TSX)	69,896	64,252	56,840
Book value per common share ($)	30.85	29.76	25.49
Market value to book value multiple	1.9	1.8	2.0
Price to earnings multiple (trailing 4 quarters)	11.0	10.2	10.8
Other information
Employees	82,618	81,497	77,302
Branches and offices	3,392	3,123	3,116
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated to reflect the current period definition. Refer to page 5 for the definition.
(3)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 18). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

2    Scotiabank First Quarter Report 2013

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	9	Risk management
	17	Regulatory developments
	17	Financial position
	18	Capital management

	18	Common dividend
	18	Financial instruments
	19	Selected credit instruments
	19	Off-balance sheet arrangements
20	Accounting Policies and Controls
	20	Accounting policies and estimates
	20	Future accounting developments
	20	Changes in internal control over financial reporting

	20	Related party transactions
20	Outlook
21	Business Segment Review
27	Quarterly Financial Highlights
28	Share Data
29	Condensed Interim Consolidated Financial Statements
34	Notes to the Condensed Interim Consolidated Financial Statements
57	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the Bank’s 2012 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2013    3

2013 Objectives

Scotiabank’s Balanced Scorecard

Financial

•	Return on equity of 15 - 18%

•	Earnings per common share growth of 5 - 10%*

•	Maintain strong capital ratios

*	Excluding $708 million or 61 cents per share related to real estate gains in 2012.

People

•	High levels of employee engagement

•	Enhanced diversity of workforce

•	Advancement of women

•	Collaboration

•	Leadership development

Customer

•	High levels of customer satisfaction and loyalty

•	Deeper relationships with customers

Operational

•	Productivity ratio of less than 56%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility

Q1 2013 Notable Business Highlights

Recent initiatives

•

Completed the acquisition of Credito Familiar in Mexico, a 243 branch operation focused on the Consumer and Micro Finance segment. The Bank’s ownership of Credito Familiar represents an attractive vehicle to leverage into Mexico the proven CrediScotia Peru model for Consumer & Micro Finance.

Recognized for success

•

Scotia iTRADE was ranked #1 overall in Surviscor’s Online Discount Brokerage scorCard for the second consecutive review. Surviscor is a semi-annual, impartial assessment of online features and functionality at Canadian online discount brokerage institutions. Scotia iTRADE moved to the number one position following the launch of its new and much enhanced trading platform, with fully integrated online brokerage-banking connectivity and single sign-on.

•

Scotiabank was named as the World’s Best Internet Bank for Trade Services, 2012 by Global Finance Magazine. Criteria for choosing the winners included strength of strategy for attracting and servicing online customers, breadth of products offered, success in getting clients to use web offerings, growth of customer base, and website design and functionality.

•

Mexico’s President Enrique Pena Nieto awarded Scotiabank Mexico the “National Agroalimentary Prize” in the Services Category. This award represents the highest recognition in the Agricultural business in Mexico.

Serving customers

•

To help Canadians kick-start their 2013 savings, Scotiabank introduced a new one-year Guaranteed Investment Certificate (GIC) with a special rate of 1.6 per cent. GlCs play a special role in a savings plan by offering Canadians a safe way to keep their money working.

•

Scotiabank Mexico launched “De Volada”, a new unsecured personal loan product with market leading adjudication and fulfillment turn-around times, driving exceptional customer experience and loan growth.

•

To provide more choice for customers, Scotia Asset Management L.P. announced the launch of six new mutual funds, including four new core mandates to Scotia Corporate Class Funds and two new mutual fund trusts to ScotiaFunds. Also in the quarter Dynamic Funds launched a high yield credit mutual fund and Scotia Private client group launched a new real estate pool.

•

Scotiabank acted as Joint Lead Arranger, Joint Bookrunner & Documentation Agent on a USD $5 billion Senior Secured Credit Facility for Plains Exploration & Production Company’s acquisition of certain Gulf of Mexico assets from BP PLC.

Scotiabank’s Bright Future program in action

•

Scotiabank collaborated with Junior Achievement across the Caribbean to bring a financial literacy program to local secondary school students. Over the next three years the collaboration will provide financial literacy courses to more than 14,000 students.

•	Through a donation to Neptune Studio Theatre in Halifax, Scotiabank is providing unique support of a theatre program designed to develop contemporary Canadian and regional works of art.

4    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the current period the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Scotiabank First Quarter Report 2013    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue and provision for income taxes are presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2013	October 31 2012	July 31 2012	April 30 2012	January 31 2012
Net interest income	$4	$4	$5	$3	$5
Other operating income	70	70	72	66	63
Total revenue and provision for taxes	$74	$74	$77	$69	$68

6    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	March 5, 2013

Financial results

Scotiabank’s net income for the first quarter was $1,625 million, compared with $1,436 million for the same period last year and $1,519 million last quarter.

Diluted earnings per share were $1.25, compared to $1.20 in the same period a year ago, which included a gain on sale of a real estate asset in Western Canada of 8 cents per share. Adjusting for this gain in 2012, diluted earnings per share grew by 11.6%.

Diluted earnings per share increased 5.9% from $1.18 in the last quarter.

Return on equity remained strong at 16.6%, compared to 19.8% last year and 16.4% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended
	Jan. 31, 2013 vs. Jan. 31, 2012	Jan. 31, 2013 vs. Oct. 31, 2012
U.S./Canadian dollar exchange rate (average)
January 31, 2013	$1.007	$1.007
October 31, 2012		$1.014
January 31, 2012	$0.979
% change	3%	-1%
Impact on income:
Net interest income	$(16)	$14
Net fee and commission revenues	(7)	6
Other operating income	(8)	6
Operating expenses	6	(12)
Other items (net of tax)	4	(5)
Net income	$(21)	$9
Earnings per share (diluted)	$(0.02)	$0.01
Impact by business line:
Canadian Banking	$(2)	$–
International Banking	(6)	6
Global Wealth Management	(3)	1
Global Banking and Markets	(10)	3
Other	$–	$(1)

Q1 2013 vs Q1 2012

Net income

Scotiabank’s net income was $1,625 million in the first quarter, an increase of $189 million or 13% from the same period a year ago. Last year’s results included an after-tax real estate gain of $94 million. Excluding this gain, net income was up 21%. Acquisitions, primarily ING Bank of Canada (ING DIRECT) and

Banco Colpatria, contributed approximately 40% to the year-over-year growth. The remaining growth was attributable to higher net interest income, growth in wealth management and transaction-based banking revenues, increased contributions from associated corporations and stronger trading revenues. These increases were partly offset by higher operating expenses and provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,256 million, up $567 million or 12% from the same quarter last year, or 15% excluding the real estate gain recorded last year. Acquisitions accounted for $355 million of this increase. The remaining increase was attributable to higher net interest income from asset growth, strong banking and wealth management fees, improved trading revenues, and increased contributions from associated corporations.

Net interest income

This quarter’s net interest income (on a taxable equivalent basis) of $2,775 million was $395 million or 17% higher than the same quarter last year. This was attributable to acquisitions and asset growth primarily in business lending, residential mortgages and personal lending. The core banking margin was 2.30% up from 2.25% last year.

The increase in the margin was primarily from higher margins in Colombia, a wider spread on the Canadian floating rate portfolio and lower volumes of low spread deposits with banks. This was partially offset by the inclusion of the lower-spread ING DIRECT portfolio.

Net fee and commission revenues

Net fee and commission revenues of $1,661 million were $161 million or 11% higher than the same period last year. The growth was attributable to recent acquisitions and higher wealth management revenues, from growth in assets under management and assets under administration, and improved financial markets. There were also increased transaction-based banking fees, in particular payment fees.

Other operating income

Other operating income (on a taxable equivalent basis) was $820 million compared to $809 million in the same quarter last year. Included in last year’s results was the gain on sale of a real estate asset of $111 million. Excluding this gain, other operating income was up $122 million or 17%. Contributions from associated corporations were higher than the prior year primarily reflecting stronger earnings from Thanachart Bank in Thailand. Trading revenue was up from the same period last

Scotiabank First Quarter Report 2013    7

MANAGEMENT’S DISCUSSION & ANALYSIS

year, mainly in the fixed income business. Net gains on investment securities and insurance income were also higher.

Provision for credit losses

The provision for credit losses was $310 million this quarter, up $45 million from the same period last year. The year-over-year increase was due primarily to higher provisions in retail and commercial lending in International Banking, partially offset by lower provisions in Canadian Banking. Further discussion on credit risk is provided on page 9.

Operating expenses and productivity

Operating expenses were $2,813 million this quarter, up $306 million or 12% from the same quarter last year. Acquisitions accounted for $170 million of the increase. The remaining growth was primarily in compensation-related expenses. The increase reflected higher staffing levels and annual merit increases, growth in performance-based compensation in line with higher income levels, and increased pension and benefit expenses. The latter increase was primarily due to the impact of the continued low interest rate environment. There were also higher premises costs, primarily from rental expenses due to the sale of Scotia Plaza in the prior year.

The productivity ratio of 53.5% remained unchanged from the same quarter last year. Operating leverage year over year was positive 2.7%, adjusting for the real estate gain last year.

Taxes

The effective tax rate for this quarter was 21.1%, down from 22.3% in the first quarter last year. This quarter the tax rate benefitted from foreign tax recoveries, higher income in low tax jurisdictions and lower non-deductible expenses. Last year’s tax rate was favourably impacted by lower taxes on the gain on sale of the real estate asset.

Q1 2013 vs Q4 2012

Net income

Net income was $1,625 million, up $106 million or 7% from the fourth quarter. The increase was due primarily to contributions from ING DIRECT, higher net interest income from asset growth, stronger wealth management and trading revenues and increased income from associated corporations. These items were partly offset by an increase in operating expenses and the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) of $5,256 million was $318 million or 6% higher quarter over quarter. Recent acquisitions accounted for $125 million of the growth. The remaining increase was primarily from higher net interest income, as well as strong contributions from associated corporations. There were also higher wealth management revenues. Trading results were stronger quarter over quarter, while underwriting revenues declined.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,775 million, up $191 million or 7% from the previous quarter. This was attributable to acquisitions and asset growth, primarily in business lending and residential mortgages. The core banking margin of 2.30% was down from 2.35% last quarter.

The decline in core banking margin was due entirely to the impact of ING DIRECT, which has lower spread assets. Adjusting for this, the margin was in line with last quarter.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,661 million was up $27 million or 2%. The increase was due mainly to stronger mutual fund and retail brokerage revenues, from growth in assets under management and assets under administration and improved financial markets. These increases were partly offset by reduced underwriting fees and modest decline in transaction-based revenues.

Other operating income

Other operating income (on a taxable equivalent basis) rose $100 million or 14% to $820 million. Trading revenues were up quarter over quarter, mainly in the fixed income and precious metals business. Net income from associated corporations was also stronger this quarter, primarily from a higher contribution from Thanachart Bank.

Provision for credit losses

The provision for credit losses was $310 million this quarter, down $11 million from the prior quarter. This decline was due primarily to lower provisions in commercial lending in Canadian Banking and Global Banking and Markets, partially offset by higher provisions in International Banking. Further discussion on credit risk is provided on page 9.

Operating expenses and productivity

Compared to the fourth quarter, operating expenses were up $100 million or 4%, of which $60 million related to acquisitions. The remaining increase of 1% was due primarily to growth in compensation-related expenses as a result of annual merit increases and higher stock-based compensation. The latter was mainly from the seasonal impact of vesting of new grants awarded to employees eligible to retire. Pension and other benefit costs were also up, mostly reflecting the impact of the

8    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

continued low interest rate environment. In addition, benefit costs were lower last quarter due to actuarial revaluations of long-term benefit plans. These increases were partly offset by lower expenses in almost all of the other expense categories, due mainly to seasonally higher expenses in the prior quarter.

The productivity ratio was 53.5%, compared to 54.9% in the previous quarter.

Taxes

This quarter, the effective tax rate increased to 21.1% from 17.0% in the prior quarter. The increase was primarily from lower foreign tax recoveries and proportionately lower tax-exempt income. As well, last quarter’s tax rate benefitted from an increase in deferred tax assets due to changes in tax rates in foreign subsidiaries.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 55 to 71 of the 2012 Annual Report.

Credit risk

Provision for credit losses

Q1 2013 vs Q1 2012

The provision for credit losses was $310 million this quarter, compared to $265 million in the same period last year.

The provision for credit losses was $118 million in Canadian Banking, down from $136 million in the same quarter last year. The lower provisions were broad-based across all of Canadian Banking’s retail and commercial businesses.

International Banking’s provision for credit losses was $186 million this quarter, compared to $124 million in the same period last year. The increase was driven by the acquisition of Banco Colpatria and higher provisions in Latin America and the Caribbean. Retail provisions, excluding the acquisition of Banco Colpatria, increased in Latin America in line with strong asset growth and change in product mix. Commercial provisions rose due mainly to the acquisition of Banco Colpatria, lower recoveries in Latin America and higher provisions in the Caribbean. A net benefit of $19 million was included in the current period’s provision for credit losses, from the net amortization of the credit mark on acquired loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

Global Banking and Markets’ provision for credit losses was $5 million this quarter, unchanged from the same period last year.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Q1 2013 vs Q4 2012

The provision for credit losses was $310 million this quarter, compared to $321 million in the previous quarter.

The provision for credit losses was $118 million in Canadian Banking, down from $132 million in the previous quarter. Lower commercial provisions were partially offset by higher retail provisions.

International Banking’s provision for credit losses was $186 million this quarter, compared to $176 million last quarter. Retail provisions increased moderately due to higher provisions in Latin America and the Caribbean and Central America. Commercial provisions benefitted from lower provisions in the Caribbean and Central America, partially offset by higher provisions in Latin America, primarily in Colombia.

Global Banking and Markets’ provision for credit losses was $5 million this quarter, compared to $11 million in the prior quarter.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Allowance for credit losses

Total allowances for credit losses, as at January 31, 2013, were $3,097 million, up $128 million from $2,969 million as at October 31, 2012. In addition, the allowance for off-balance-sheet credit risks classified as other liabilities was $184 million. The total allowance for credit losses includes $89 million of allowance covered by FDIC guarantees related to R-G Premier Bank in Puerto Rico.

Total allowances for credit losses include collective allowances of $1,272 million allocated to performing loans as at January 31, 2013.

In Canadian Banking, the allowance of $674 million remained unchanged from October 31, 2012 due to lower provisions for business and government and slightly higher provisions for residential mortgages.

In International Banking, the allowance for credit losses increased $136 million to $994 million, with new allowances in Latin America and the Caribbean and Central America regions.

Global Banking and Markets had an allowance of $66 million, down $10 million from October 31, 2012 due to reversals and write-offs in Canada, partially offset by new provisions in the U.S.

Global Wealth Management’s allowance was $2 million, an increase of $1 million from October 31, 2012.

Impaired loans

Total gross impaired loans at January 31, 2013, were $3,638 million, up $56 million from October 31, 2012, attributable to increases in International portfolios.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Total net impaired loans in Canadian Banking were $419 million, slightly up from $417 million as at October 31, 2012, due to an increase in retail net impaired loans.

International Banking’s total net impaired loans decreased to $1,283 million from $1,323 million as at October 31, 2012, due to decline in retail net impaired loans.

In Global Banking and Markets, total net impaired loans decreased to $187 million at the end of this quarter, compared to $223 million at the end of last year due to a decrease in Canada.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

As at January 31, 2013, for individually assessed loans, the remaining incurred loss credit mark adjustment was $87 million (October 31, 2012 – $112 million).

As at January 31, 2013, for loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $138 million and $125 million, respectively (October 31, 2012 – $159 million and $137 million).

The Bank has not finalized the fair value adjustments for the acquisition of ING DIRECT.

Overview of loan portfolio

Residential mortgages

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at January 31, 2013, these loans amounted to $276 billion or 69% of the Bank’s total loans outstanding (October 31, 2012 – $244 billion or 67%). Of these, $226 billion or 82% are real estate secured loans (October 31, 2012 – $194 or 80%). The increase in residential mortgages in the first quarter of 2013 was mainly attributable to the acquisition of ING DIRECT ($29 billion). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2013
	Residential mortgages					Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,575	4.0%	$4,126	2.2%	$11,701	6.2%	$3	–%	$1,313	7.0%	$1,316	7.0%
Quebec	8,718	4.6	7,166	3.8	15,884	8.4	1	–	1,026	5.4	1,027	5.4
Ontario	54,355	29.1	40,213	21.4	94,568	50.5	7	–	9,189	48.7	9,196	48.7
Manitoba & Saskatchewan	4,544	2.4	2,945	1.6	7,489	4.0	2	–	907	4.8	909	4.8
Alberta	17,342	9.2	10,598	5.7	27,940	14.9	8	0.1	3,322	17.6	3,330	17.7
British Columbia & Territories	15,758	8.4	14,267	7.6	30,025	16.0	1	–	3,091	16.4	3,092	16.4
Canada	$108,292	57.7%	$79,315	42.3%	$187,607	100%	$22	0.1%	$18,848	99.9%	$18,870	100%
International	–	–	19,039	100	19,039	100	–	–	–	–	–	–
Total	$108,292	52.4%	$98,354	47.6%	$206,646	100%	$22	0.1%	$18,848	99.9%	$18,870	100%
	As at October 31, 2012
Canada	$92,956	59.2%	$64,068	40.8%	$157,024	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
International	–	–	18,606	100	18,606	100	–	–	–	–	–	–
Total	$92,956	52.9%	$82,674	47.1%	$175,630	100%	$25	0.1%	$18,823	99.9%	$18,848	100%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

10    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

	As at January 31, 2013
	Residential mortgages by amortization(1)
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	35.4%	21.8%	30.1%	11.2%	1.5%	100%
International	63.2%	19.8%	15.5%	1.2%	0.3%	100%
	As at October 31, 2012
Canada	36.5%	20.3%	30.8%	10.8%	1.6%	100%
International	63.6%	19.0%	16.3%	0.9%	0.2%	100%

(1)	Amortization refers to remaining amortization period.

Loan to value ratios

The Canadian residential mortgage portfolio is 42% uninsured (October 31, 2012 – 41%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55.6% (October 31, 2012 – 57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit by geographic areas in the current quarter.

	Uninsured LTV ratios(1)(2)
	For the three months ended January 31, 2013
	Residential mortgages	Home equity lines of credit
	LTV%	LTV%
Canada:
Atlantic provinces	67.8%	62.2%
Quebec	62.4	67.0
Ontario	63.4	63.8
Manitoba & Saskatchewan	66.7	66.6
Alberta	67.0	68.4
British Columbia & Territories	59.7	62.0
Canada(3)	63.6%	64.2%
International(4)	72.3%	N/A
	As at October 31, 2012
Canada(3)	63.8%	65.8%
International(4)	70.4%	N/A

(1)	Based on geographic location units responsible for recording revenue.
(2)	LTV is calculated based on the sum of all installment loans and the authorized limit for revolving home equity lines of credit (HELOC), represented as a percentage of the value of the residential property.
(3)	Excludes the uninsured residential mortgages acquired as part of ING DIRECT acquisition, which have a weighted average LTV ratio of 60.0%.
(4)	There are no material HELOC exposures in the international portfolio.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $754 million as at January 31, 2013 (October 31, 2012 – $695 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

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MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	January 31, 2013						October 31, 2012
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure
Gross exposures	$8,183	$1,784	$8,012	$12,407	$1,042	$31,428	$28,751
Less: Undrawn commitments	–	–	8,012	–	–	8,012	7,970
Net funded exposure	$8,183	$1,784	$–	$12,407	$1,042	$23,416	$20,781

(1)	Net of all allowances for credit losses of $27. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,156 and collateral held against SFT was $7,165.

The Bank’s total gross European exposure as at January 31, 2013 was $31.4 billion (October 31, 2012 – $28.8 billion), with net funded exposure of $23.4 billion (net of undrawn commitments and net collateral held) (October 31, 2012 – $20.8 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There have been no significant events since October 31, 2012 that have materially impacted our reported amounts.

Below is the net funded exposures related to all European countries:

	As at
	January 31, 2013					October 31, 2012
($ millions)	Sovereign	Bank	Corporate(1)	Total		Total
Greece	$–	$–	$435	$435		$426
Ireland	37	26	120	183		298
Italy	57	554	149	760		695
Portugal	–	6	9	15		30
Spain	127	61	234	422		252
Total GIIPS	$221	$647	$947	$1,815		$1,701

U.K.	2,512	2,541	4,388	9,441		8,711
Germany	2,441	678	1,087	4,206		2,914
France	1,051	515	766	2,332		1,947
Netherlands	38	390	831	1,259		1,268
Switzerland	–	813	1,115	1,928		1,503
Other	241	471	1,723	2,435		2,737
Total Non-GIIPS	$6,283	$5,408	$9,910	$21,601		$19,080
Total Europe	$6,504	$6,055	$10,857	$23,416	(2)	$20,781
Total Europe as at October 31, 2012	$4,579	$5,668	$10,534	$20,781

(1)	Corporate includes financial institutions that are not banks.
(2)	Includes $196 in exposure to supra-national agencies.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of January 31, 2013, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.8 billion, up slightly from $1.7 billion from last quarter.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $37 million as at January 31, 2013. This included central bank deposits of $27 million arising from regulatory reserves to support the Bank’s operations in Ireland. The Bank was net long securities in sovereign exposures to Spain ($127 million), Italy ($57 million) and Ireland ($37 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $554 million, as at January 31, 2013 (October 31, 2012 – $626 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	January 31, 2013					October 31 2012
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$435	$–	$–	$–	$435	$426
Ireland	21	27	128	7	183	298
Italy	507	–	253	–	760	695
Portugal	–	–	15	–	15	30
Spain	269	–	150	3	422	252
Total GIIPS	$1,232	$27	$546	$10	$1,815	$1,701

U.K.	3,926	3,348	1,348	819	9,441	8,711
Germany	976	396	2,797	37	4,206	2,914
France	446	97	1,786	3	2,332	1,947
Netherlands	467	42	734	16	1,259	1,268
Switzerland	1,159	351	359	59	1,928	1,503
Other	1,761	17	559	98	2,435	2,737
Total Non-GIIPS	$8,735	$4,251	$7,583	$1,032	$21,601	$19,080
Total Europe	$9,967	$4,278	$8,129	$1,042	$23,416	$20,781

The Bank’s exposure to securities is on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) was $5.4 billion as at January 31, 2013 (at October 31, 2012 – $3.5 billion), predominately related to issuers in the United Kingdom, Germany and France issuers. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Undrawn commitments of $8.0 billion (October 31, 2012 – $8.0 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $4.4 billion as at January 31, 2013 (October 31, 2012 – $4.5 billion). As at

January 31, 2013, issued letters of credit amounted to $3.3 billion with banks (October 31, 2012 – $3.1 billion). Unfunded commitments are detailed further by country in the table on page 14.

The Bank’s indirect exposure is also detailed in the table on page 14 and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
–	letters of credit or guarantees from entities in European countries to entities in countries outside of Europe

Included in the indirect securities exposure was $201 million related to GIIPS; $63 million to United Kingdom; $100 million to Germany and $107 million to Switzerland. Indirect exposure by way of letters of credit totaled $1,133 million at January 31, 2013 (October 31, 2012 – $1,664 million); of which $228 million (October 31, 2012 – $580 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management

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MANAGEMENT’S DISCUSSION & ANALYSIS

framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank has Euro-denominated collateral held for non-European counterparties of $371 million (October 31, 2012 – $507 million).

	Undrawn commitments		Indirect exposure
($ millions)	January 31 2013	October 31 2012	January 31 2013	October 31 2012
Greece	$4	$23	$–	$–
Ireland	36	28	1	2
Italy	60	38	167	155
Portugal	–	–	1	–
Spain	215	231	260	423
Total GIIPS	$315	$320	$429	$580

U.K.	3,141	2,914	136	138
Germany	1,135	1,116	185	257
France	884	879	330	306
Netherlands	848	892	54	51
Switzerland	630	942	227	125
Other	1,059	907	263	206
Total Non-GIIPS	$7,697	$7,650	$1,195	$1,083
Total Europe	$8,012	$7,970	$1,624	$1,663

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at January 31, 2013, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $61 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2013	October 31 2012	January 31 2012
Interest rate	$10.1	$12.5	$9.6
Equities	1.9	2.0	3.2
Foreign exchange	1.1	1.0	1.4
Commodities	3.5	2.5	3.3
Debt specific	13.8	14.4	14.6
Diversification effect	(13.0)	(13.4)	(14.6)
All Bank VaR	$17.4	$19.0	$17.5
All Bank Stressed VaR	$34.8	$37.0	$37.8

In the first quarter of 2013, the average one-day total VaR was $17.4 million, a decrease from $19.0 million in the previous quarter, primarily due to decreased interest rate risk.

The average one-day total Stressed VaR during the quarter was $34.8 million down from $37.0 million in the previous quarter. Stressed VaR is calculated using historical market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio.

There was no loss day in the first quarter, compared to one in the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk – This is the potential for direct losses due to an obligor’s default, as well as the potential for indirect losses that may arise from a default event; and
•

Credit migration risk – This is the potential for direct losses due to an internal or external rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the CDS and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated to the 99.9th percentile with a one year liquidity horizon. For CRM in correlation trading there is also a market simulation model to capture historical price movements.

During the quarter, the market risk capital requirement for IRC was $303 million, up from $118 million in the previous quarter. The increase was largely due to higher credit exposure. CRM was $386 million compared to $333 million in the previous quarter. The CRM included a $188 million capital surcharge.

Validation of new models

Prior to the implementation of new market risk capital models substantial validation and testing is conducted.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Validation is conducted when the model is initially developed and when any significant changes are made to the model. The validation is also conducted on a periodic basis but especially where there have been any significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional tests such as:

•	Tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that are carried out using hypothetical changes in portfolio value that would occur under different market conditions;
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 20 to the condensed interim consolidated financial statements and in Note 39 of the consolidated financial statements in the Bank’s 2012 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios are based on the amount of liquidity the Bank needs to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central banks.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with our liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking and Markets, and collateral received for securities financing and derivative transactions.

The vast majority of liquid assets are held by the Bank’s corporate office, Canadian and foreign branches of the Bank and Canadian subsidiaries of the Bank.

Liquid assets totalled $290 billion at January 31, 2013 ($256 billion at October 31, 2012) and represented 39% of total assets at January 31, 2013 (38% at October 31, 2012). The increase in liquid assets was primarily attributable to an increase in deposits at central banks, trading securities and the acquisition of ING DIRECT. The following table provides a summary composition of liquid assets. Included in liquid assets are Canadian mortgage-backed securities which for accounting purposes are classified as residential mortgages.

Scotiabank First Quarter Report 2013    15

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at
	January 31 2013	October 31 2012
($ millions)	Total	Total
Cash and deposits with central banks	$39,823	$32,231
Deposits with financial institutions	6,566	7,555
Precious metals	10,975	12,387
Securities
Canadian government obligations	32,520	28,199
Foreign government obligations	37,524	29,247
Other securities	49,403	39,840
Loans
NHA mortgage-backed securities (1)	46,233	41,040
Call and short loans	1,090	1,127
Total Bank-owned liquid assets	$224,134	$191,626
Securities received as collateral from securities financing and derivative transactions	66,026	64,494
Total liquid assets	$290,160	$256,120
Encumbered liquid assets	121,967	104,601
Unencumbered liquid assets	$168,193	$151,519

(1)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

A summary of total Bank-owned liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
	January 31, 2013	October 31, 2012
($ millions)
Bank of Nova Scotia (Parent)	$168,398	$147,715
Bank domestic subsidiaries	24,514	17,496
Bank foreign subsidiaries	31,222	26,415
Total	$224,134	$191,626

Pledged assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As of January 31, 2013, total assets pledged were $170 billion compared to $155 billion as at October 31, 2012. The quarter-over-quarter change is principally attributable to an increase in pledging activity to support the Bank’s securities repurchase agreements.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Included in pledged assets are liquid assets of $122 billion at January 31, 2013 ($105 billion at October 31, 2012). Liquid assets which have been pledged are encumbered and are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, including securitization of assets as well as wholesale funding.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $222 billion as at January 31, 2013 (October 31, 2012 - $191 billion). The quarter-over-quarter increase was due primarily to the acquisition of ING DIRECT, increased capital from internal capital generation and the issuance of common shares, offset by a reduction in subordinated debentures. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $95 billion (October 31, 2012 – $90 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds. The growth in longer term liabilities is primarily attributable to the acquisition of ING DIRECT.

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks. In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-

16    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

common capital including subordinated debentures. In the U.S., short-term funding is raised through the issuance of certificates of deposits and commercial paper programs.

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized. The Bank adopted the Basel III capital requirements this quarter, refer to page 18 for further details.

On December 14, 2012, the Federal Reserve Bank in the U.S. issued proposed rules to implement the enhanced prudential standards and early remediation requirements of section 165 and 166 of the Dodd-Frank Act for foreign banking organizations and foreign non-bank financial companies. The overall intent of the proposal is to strengthen the regulation of the U.S. operations of foreign banking organizations. The Bank is currently reviewing the proposal and the potential impact on its U.S. operations. The comment period for the proposal ends on April 30, 2013 and effective date is expected to be July 2015.

Financial position

The Bank’s total assets at January 31, 2013 were $736 billion, up $68 billion or 10% from October 31, 2012, including approximately $41 billion upon the acquisition of ING DIRECT. The impact of foreign currency translation was not significant.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks.

Precious metals decreased $1 billion due to lower prices and inventory.

Securities purchased under resale agreements and securities borrowed increased by $7 billion.

Trading assets increased $17 billion from October 31, 2012, almost entirely in trading securities from higher holdings of common equities, and U.S. and other foreign government debt.

Investment securities grew by $5 billion due mainly to increased holdings of Canadian government debt from the acquisition of ING DIRECT. As at January 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,023 million, an increase of $132 million from October 31, 2012. The change was due primarily to increases in the values of common equities.

Loans increased $36 billion or 10% from October 31, 2012. Business and government loans rose $4 billion due primarily to growth in Latin America and Asia, as well as in Canada due mainly to the acquisition of ING DIRECT. In retail lending, residential mortgages increased $31 billion almost entirely from the acquisition of ING DIRECT. Personal and credit card loans rose $2 billion due mainly to growth in Latin America.

Total liabilities were $693 billion as at January 31, 2013, up $67 billion or 11% from October 31, 2012, including approximately $38 billion upon the acquisition of ING DIRECT.

Total deposits increased by $49 billion. Personal deposits grew by $30 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $16 billion from both the ING DIRECT acquisition as well as growth in the U.S.   Deposits by banks increased $2 billion in the U.S. and Asia.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $15 billion and $6 billion, respectively. Derivative instrument liabilities decreased $3 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $1,585 million from October 31, 2012. This increase was driven by internal capital generation of $829 million, the issuance of common shares of $413 million, comprised of $99 million for the purchase of Colfondos in Colombia and $314 million through the Dividend Reinvestment Plan and the exercise of options. Other reserves were up $31 million.

Accumulated other comprehensive income increased $243 million due mainly to higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank’s investments in its foreign operations.

Non-controlling interests in subsidiaries increased $107 million due mainly to current period net income attributable to non-controlling interests and the acquisition of Colfondos. Non-controlling interests – capital instrument equity holders decreased $38 million due mainly to distributions.

Scotiabank First Quarter Report 2013    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 34 to 39 of the 2012 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by Basel Committee on Bank Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets, deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	January 31 2013		October 31 2012
($ millions)	Basel III All-in		Basel II
Common Equity Tier 1 capital	$23,014		$ n/a
Tier 1 capital	28,960		34,436
Total regulatory capital	$37,818		$42,193
Total risk-weighted assets	$280,061		$253,309
Capital ratios:
Common Equity Tier 1 capital	8.2%		n/a
Tier 1 capital ratio	10.3%		13.6%
Total capital ratio	13.5%		16.7%
Assets-to-capital multiple	17.3	x	15.0	x

The Bank continues to maintain a strong capital position. The CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.2%, 10.3% and 13.5% respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7% respectively.

The Basel III all-in Tier 1 and Total ratios are lower than Basel II ratios due to the introduction of additional regulatory deductions including intangibles below Basel II threshold, deferred tax assets that rely on future profitability, and defined-benefit pension fund net assets.

The increase in risk-weighted assets of $27 billion was due to the implementation of the Basel III requirements ($12 billion), the acquisition of ING DIRECT ($5 billion) and organic growth ($10 billion).

Common dividend

The Board of Directors, at its meeting on March 4, 2013, approved a dividend of 60 cents per share, an increase of 3 cents per share. This quarterly dividend applies to shareholders of record as of April 2, 2013 and is payable April 26, 2013.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 9. The methods of determining the fair

18    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

value of financial instruments are detailed on pages 41 to 42 of the 2012 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Total derivative notional amounts were $2,911 billion as at January 31, 2013, compared to $2,766 billion as at October 31, 2012. This change was due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or hedging were generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $31.0 billion, compared to $19.6 billion in the previous quarter. The change was due largely to increases in volume, in addition to the new Basel III requirements to compute a credit risk charge for exchange traded derivatives.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 42 to 43 of the Bank’s 2012 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at January 31, 2013, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $829 million (October 31, 2012 – $821 million). The fair value was $793 million (October 31, 2012 – $717 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since October 31, 2012.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $69 million as at January 31, 2013, including securities acquired with the ING DIRECT acquisition (October 31, 2012 – $23 million). For the three months ended January 31, 2013, the Bank recorded a pre-tax gain of $3 million in net income for changes in fair value of synthetic CDOs and CLOs (first quarter of 2012 – pre-tax gain of $4 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since October 31, 2012.

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2012.

Other

As at January 31, 2013, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs) and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 39 to 41 of the Bank’s 2012 Annual Report.

Special purpose entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity

Scotiabank First Quarter Report 2013    19

MANAGEMENT’S DISCUSSION & ANALYSIS

facilities of $3.4 billion as at January 31, 2013 (October 31, 2012 – $3.5 billion). As at January 31, 2013, total commercial paper outstanding for these conduits was $2.5 billion (October 31, 2012 – $2.6 billion). Funded assets purchased and held by these conduits as at January 31, 2013, as reflected at original cost, were $2.5 billion (October 31, 2012 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2012.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 3% from October 31, 2012. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $111 million for the three months ended January 31, 2013, compared to $110 million in the previous quarter.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual audited consolidated financial statements describe the Bank’s accounting policies.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

There are no updates to the future accounting developments. Refer to Note 4 in the Bank’s 2012 annual audited consolidated financial statements for more details of upcoming future accounting developments.

Changes in internal control over financial reporting

There have been no material changes in the Bank’s internal control over financial reporting during the quarter ended January 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from these outlined on pages 78 and 162 of the 2012 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

The global economy continues to expand at a moderate rate, supported by very accommodative monetary policies, and impacted by the continuing outperformance of many countries in Latin America and the Asia-Pacific region, notably China. These nations are experiencing better growth, with rising living standards enabling a stronger pace of domestic spending, and many governments contributing to increased infrastructure investments. In contrast, activity in the more advanced nations is being constrained by ongoing fiscal consolidation and structural adjustments to improve competitiveness. Little growth is evident throughout Europe and Japan, while the North American economies are experiencing a moderate performance. In the U.S., increased taxes and spending restraint are partially offsetting the revival in housing and manufacturing activity, while a softening in export earnings and domestic spending has slowed the pace of growth in Canada. Mexico remains a relative outperformer because of its enhanced production efficiencies and expanded trade ties internationally.

While the Bank is not immune to the indirect effects of the global economic issues, its strategy of diversification across geographies, businesses and products, including operating in higher-growth markets, continues to serve it well.

Based on our strong start to the year, and the effective execution of our five-point strategy, we are well-positioned to achieve our goals for 2013.

20    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income	$1,361	$1,229	$1,174
Net fee and commission revenues	384	376	365
Net income from investments in associated corporations	9	(2)	1
Other operating income	1	(2)	9
Provision for credit losses	118	132	136
Operating expenses	861	820	768
Income tax expense	202	168	170
Net income	$574	$481	$475
Net income attributable to non-controlling interests	$–	$–	$1
Net income attributable to equity holders of the Bank	$574	$481	$474
Other measures
Return on economic equity(1)	36.3%	37.7%	38.8%
Average assets ($ billions)	$267	$232	$219
Average liabilities ($ billions)	$185	$153	$147
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q1 2013 vs Q1 2012

Canadian Banking reported net income attributable to equity holders of $574 million in the first quarter. The increase of $100 million or 21% from the same period last year was driven by the acquisition of ING DIRECT, strong organic asset growth and a lower provision for credit losses. Return on economic equity decreased to 36.3% from 38.8% last year, mainly reflecting the inclusion of ING DIRECT.

Average assets rose $48 billion or 22% from the same quarter last year. The increase was due primarily to the acquisition of ING DIRECT as well as organic growth of $11 billion or 8% in residential mortgages, $3 billion or 21% in consumer auto loans and $2 billion or 8% in commercial lending (including banker’s acceptances).

Average deposits rose $38 billion or 26%, mainly from the acquisition of ING DIRECT and strong growth in each of retail, small business and commercial banking. Retail Banking experienced solid organic growth in chequing accounts of $1 billion or 7% and in high interest savings deposits of $2 billion or 10%. There was also growth of $3 billion or 10% in small business and commercial banking business operating accounts.

Total revenues increased $206 million or 13% from the first quarter last year, with growth in both net interest income and net fee and commission revenues.

Net interest income of $1,361 million was up $187 million or 16% from the first quarter last year. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset growth. The net interest margin decreased 10 basis points to 2.08% due to the acquisition of ING DIRECT.

Net fee and commission revenues increased $19 million or 5% from the same quarter last year due to strong net account growth in credit cards and chequing accounts, and higher wealth management fees.

The provision for credit losses was $118 million, down from $136 million in the same quarter last year. The provisions were lower in both the commercial and retail businesses.

Operating expenses were up $93 million or 12%. Excluding the impact of the ING DIRECT, underlying expenses were up 6% reflecting higher pensions, stock based and performance based compensation, and inflationary increases. Operating leverage was positive 1.2% year over year.

Q1 2013 vs Q4 2012

Quarter over quarter, net income attributable to equity holders increased $93 million or 19%, of which $45 million was from the ING DIRECT acquisition. Organic growth of 10% reflected higher net interest income driven by strong asset growth and lower provision for credit losses. Return on economic equity decreased to 36.3% from 37.7% last quarter.

Average assets rose $35 billion or 15% from last quarter due primarily to the acquisition of ING DIRECT. Excluding ING

DIRECT, average assets grew $3 billion or 1%, reflecting solid growth in residential mortgages and consumer auto loans.

Average deposits grew $32 billion or 21% from last quarter, due mainly to the acquisition of ING DIRECT. Excluding ING DIRECT, average deposits increased $1 billion or 1%, reflecting growth in savings in retail and business operating accounts in commercial banking.

Scotiabank First Quarter Report 2013    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarter over quarter, total revenues increased $154 million or 10%, with growth in both net interest income and net fee and commission revenues.

Net interest income of $1,361 million was up $132 million or 11% from last quarter. Excluding the impact of the ING DIRECT acquisition, the underlying increase in net interest income was 2%, driven by strong volume growth in both assets and deposits. The net interest margin declined 7 basis points to 2.08%, reflecting the impact of the ING DIRECT acquisition. Excluding ING DIRECT, the margin was in line with the previous quarter.

Net fee and commission revenues increased by $8 million or 2% due to higher credit card revenues from solid account growth.

Net income from investments in associated corporations increased $11 million.

The provision for credit losses was $118 million in Canadian Banking, down $14 million from the previous quarter, reflecting substantially lower commercial provisions.

Operating expenses increased $41 million or 5% compared to last quarter mainly reflecting the ING DIRECT acquisition.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income	$1,200	$1,153	$1,003
Net fee and commission revenues	334	352	291
Net income from investments in associated corporations	132	103	68
Other operating income	90	84	89
Provision for credit losses	186	176	124
Operating expenses	976	979	845
Income tax expense	128	84	91
Net income	$466	$453	$391
Net income attributable to non-controlling interests	$50	$52	$18
Net income attributable to equity holders of the Bank	$416	$401	$373
Other measures
Return on economic equity(1)	13.9%	12.4%	12.7%
Average assets ($ billions)	$115	$111	$101
Average liabilities ($ billions)	$76	$73	$63
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q1 2013 vs Q1 2012

International Banking reported a strong first quarter with net income attributable to equity holders of $416 million, an increase of $43 million or 12% over last year. The increase was driven by strong loan growth in Latin America, the acquisition of Banco Colpatria in Colombia, and higher income from investments in associated corporations, partly offset by increased provisions for credit losses. Return on economic equity was 13.9% versus 12.7% in the same quarter last year.

Average assets were $115 billion this quarter, an increase of $14 billion or 14% from the same period last year. Strong retail and commercial loan growth in Latin America combined with the acquisition of Banco Colpatria drove the increase. This growth was partly offset by lower commercial loan volumes in Asia. There was growth of 24% in chequing and saving account balances, in part due to acquisitions.

Total revenue was $1,756 million, an increase of $305 million or 21%, with strong growth in both net interest income and other income.

Net interest income increased $197 million or 20% to $1,200 million due largely to acquisitions and strong loan growth in Latin America. Net interest margin increased 21 basis points to 4.19% driven primarily by the acquisition of Banco Colpatria.

Net fee and commission revenues increased $43 million or 15% to $334 million driven largely by the acquisition of Banco Colpatria. Reductions in non-trading foreign exchange revenues were partially offset by broad-based increases in deposit and payment fees.

Income from investments in associated corporations rose $64 million or 94% to $132 million with a higher contribution from Thanachart Bank in Thailand, as the country was challenged by flooding last year.

Other operating income remained in line with the same period last year.

The provision for credit losses was $186 million this quarter, compared to $124 million in the same period last year. The increase was driven by the acquisition of Banco Colpatria and higher provisions in Latin America and the Caribbean. Retail provisions, excluding the acquisition of Banco Colpatria, increased in Latin America in line with strong asset growth and changes in product mix. Commercial provisions rose due mainly to the acquisition of Banco Colpatria, lower recoveries in Latin America and higher provisions in the Caribbean. A net benefit of $19 million was included in the current period’s provision for credit losses, due to the net amortization of the

22    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

credit mark on acquired loans in Colombia in excess of actual losses, in line with the maturity of the acquired portfolios.

Operating expenses of $976 million increased $131 million this quarter or 16%, largely attributable to acquisitions. Other contributers were higher remuneration and technology costs, largely in Latin America, as a result of general inflationary increases and to support growth. Operating leverage was positive 5.6% year over year.

The effective tax rate increased from 18.8% to 21.5%. This was driven by acquisitions, partly offset by a tax benefit in Puerto Rico this quarter.

Q1 2013 vs Q4 2012

Net income attributable to equity holders increased by $15 million or 4% to $416 million. This was driven by solid asset growth, particularly in Latin America and higher net income from investments in associated corporations. Partly offsetting were seasonally higher retail fees in Chile in the previous quarter. Return on economic equity was 13.9% versus 12.4% last quarter.

Average assets of $115 billion were up $4 billion or 4% quarter over quarter, driven by balanced growth in retail and commercial loans, primarily in Latin America.

Revenues of $1,756 million increased by $64 million or 4% due mainly to strong contributions from associated corporations and continued growth in net interest income.

Net interest income of $1,200 million increased $47 million or 4%, driven by the solid loan and deposit growth in Latin America most notably Mexico and Chile. Net interest margin was stable.

Net fee and commission revenues of $334 million decreased $18 million due to seasonally higher retail fees in Latin America in the previous quarter, partly offset by good fee and commission growth in the Caribbean and Central America, Asia and Peru.

Net income from investments in associated corporations of $132 million increased $29 million or 28%, largely from Thanachart Bank in Thailand.

Other operating income at $90 million increased 7% or $6 million due to higher net gains on investment securities.

The provision for credit losses was $186 million this quarter, compared to $176 million last quarter. Retail provisions increased moderately due to higher provisions in Latin America and Caribbean. Commercial provisions declined slightly, with lower provisions in the Caribbean and Central America, partially offset by higher provisions in Latin America, primarily in Colombia. Provisions for credit losses this quarter include a net benefit of $19 million due to the net amortization of the credit mark on acquired loans in Colombia versus $20 million last quarter.

Operating expenses of $976 million were in line with the previous quarter. Higher pension and benefit costs were offset by lower operating expenses. The latter decrease was due to relatively higher campaign and project related spending in the prior quarter to drive growth. Expense management remains an ongoing priority.

The effective tax rate was 21.5% compared to a particularly low 15.6% last quarter. The prior quarter benefitted from an increase in deferred tax assets in Chile, as a result of changes in tax rates, and tax recoveries in Mexico. This quarter included the positive impact of a tax benefit in Puerto Rico.

Global Wealth Management	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income	$122	$125	$123
Net fee and commission revenues	683	646	586
Net income from investments in associated corporations	56	53	53
Other operating income	104	99	97
Provision for credit losses	1	2	–
Operating expenses	570	538	495
Income tax expense	84	83	76
Net income	$310	$300	$288
Net income attributable to non-controlling interests	9	6	6
Net income attributable to equity holders of the Bank	$301	$294	$282
Other measures
Return on economic equity(1)	17.0%	15.1%	14.0%
Assets under administration ($ billions)	$304	$283	$269
Assets under management ($ billions)	$131	$115	$106
Average assets ($ billions)	$14	$14	$13
Average liabilities ($ billions)	$17	$16	$15
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Scotiabank First Quarter Report 2013    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2013 vs Q1 2012

Global Wealth Management reported net income attributable to equity holders of $301 million this quarter, an increase of $19 million or 7% from the same quarter last year. Net income increased due to strong results from both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial markets. There were also higher revenues from global insurance. Return on economic equity was 17.0% compared to 14.0% last year.

AUM of $131 billion increased $25 billion or 24% from the same quarter last year, driven by higher net sales, improved financial markets and the acquisition of Colfondos which added $11 billion in AUM. AUA increased $35 billion or 13% to $304 billion driven by new client acquisition, improved financial markets and the acquisition of Colfondos. AUM and AUA for our investment in CI Financial are not included in these results.

Total revenues increased $106 million or 12% from strong growth across the wealth management and insurance businesses. Higher wealth management revenues were driven by strong growth in mutual fund fees, brokerage revenues and international wealth revenues due to positive net sales, improved financial markets and higher trading activity. The higher mutual fund fees were due partly to the introduction of fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds.

This change has the impact of reporting higher revenues with corresponding higher expenses. Total revenue for the quarter was $965 million, of which approximately 83% was attributable to wealth management and 17% to global insurance, unchanged from the same quarter last year.

Net interest income of $122 million remained relatively unchanged compared to the same quarter last year, with growth in average deposits offset by a modest decline in margin.

Net fee and commission revenues of $683 million rose by $97 million or 17% due mainly to increases in mutual fund and brokerage fees, international wealth revenues and global insurance sales.

Other operating income of $104 million increased by $7 million or 7% mainly due to higher global insurance revenues. Net income from investments in associated corporations increased by $3 million or 6%.

Operating expenses increased by $75 million or 15% from the same quarter last year mainly due to higher volume-related expenses, and the inclusion of Dynamic funds’ operating expenses that are now recovered through fixed administration fees. The acquisition of Colfondos and growth in pension and benefits costs were partly offset by lower discretionary expenses. Operating leverage was negative 2.9% year over year, impacted by the change for the Dynamic funds fixed administration fees.

Q1 2013 vs Q4 2012

Quarter over quarter, net income attributable to equity holders increased by $7 million or 2% due mostly to growth in brokerage and mutual fund fees, and higher international wealth and insurance revenues, partially offset by increased expenses.

Total revenue increased by $42 million or 5% quarter over quarter, mainly from higher brokerage revenues, international wealth revenues and mutual fund fees. Revenues also increased due to strong growth in global insurance.

Quarter over quarter, AUM grew by $16 billion or 14% from the acquisition of Colfondos, strong net sales and improved market conditions. AUA increased by $21 billion or 7%.

Net interest income decreased $3 million to $122 million this quarter, as growth in average deposits were offset by a modest decline in net interest margin.

Net fee and commission revenues of $683 million increased by $37 million or 6% mainly from strong global insurance and wealth management revenues driven by higher brokerage revenues, international wealth revenues and mutual fund fees.

Other operating income of $104 million increased by $5 million or 5% due mainly to higher global insurance revenues.

Operating expenses increased by 6% from last quarter due mainly to higher volume-related expenses and growth in pension and benefits costs, partly offset by lower discretionary expenses.

24    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income	$217	$217	$170
Net fee and commission revenues	305	338	289
Net income from investments in associated corporations	–	1	–
Other operating income	427	361	386
Provision for credit losses	5	11	5
Operating expenses	406	390	390
Income tax expense	139	120	139
Net income	$399	$396	$311
Net income attributable to non-controlling interests	–	1	–
Net income attributable to equity holders of the Bank	$399	$395	$311
Other measures
Return on economic equity(1)	30.8%	30.1%	23.2%
Average assets ($ billions)	$240	$232	$206
Average liabilities ($ billions)	$175	$174	$159
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q1 2013 vs Q1 2012

Global Banking and Markets continued its very strong performance, reporting net income attributable to equity holders of $399 million in the first quarter, the second highest quarterly result on record. The year-over-year increase of $88 million or 28%, was due to stronger revenues across the business platform. Return on economic equity was 30.8% this quarter compared to 23.2% in the same period last year.

Average assets increased $34 billion or 17% from the first quarter of last year. This increase was due mainly to growth of $25 billion in trading securities, $16 billion in securities purchased under resale agreements, and $5 billion in corporate loans and acceptances. This was partly offset by a decline of $8 billion in derivative assets.

Total revenues this quarter were $949 million, an increase of $104 million or 12% compared to the first quarter of last year. The improvement was primarily driven by higher revenues in the fixed income business, the corporate lending businesses in the U.S., Canada and Europe, as well as the equities business.

Net interest income increased $47 million or 28% from the same quarter last year. This was due mainly to growth in loans in the U.S. and Europe combined with modest margin increases in the U.S. and Europe. The prior year also included a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Net fee and commission revenue of $305 million increased $16 million or 6% from last year, reflecting modest increases in credit fees in Canada and Europe and higher debt underwriting fees, partly offset by lower advisory fees.

Other operating income rose $41 million or 11% from the same quarter last year. Higher revenues were earned in the fixed income and equities businesses, but were partly offset by slightly lower revenues from the foreign exchange and commodities businesses.

The provision for credit losses was $5 million this quarter, unchanged from the same period last year.

Operating expenses increased 4% to $406 million compared to the same period last year due mainly to higher performance-related compensation, technology and support costs and the impact of the Howard Weil acquisition. Operating leverage was positive 8% year over year.

The effective tax rate was reduced to 25.9% from 31.0% last year. The decline was primarily due to lower income in higher tax rate jurisdictions.

Q1 2013 vs Q4 2012

Net income attributable to equity holders increased $4 million or 1% compared to the prior quarter, continuing the strong trend of the last few quarters. Higher revenues in most businesses and lower provisions for credit losses were partly offset by modestly higher expenses. Return on economic equity increased slightly to 30.8% from 30.1%.

Average assets grew by $8 billion in the first quarter, due to increases of $10 billion in trading securities and $4 billion in securities purchased under resale agreements. This was partly offset by a decrease of $3 billion in derivative assets. There was also a $1 billion increase in corporate loans and acceptances across all regions.

Scotiabank First Quarter Report 2013    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenues were $949 million this quarter, an increase of $32 million or 3% from the prior quarter. Stronger revenues were recognized in the precious metals, fixed income, equities and European lending businesses. These strong results were partly offset by lower underwriting and advisory fees.

Net interest income was largely unchanged from the prior quarter. Loan volumes increased modestly in all regions but were offset by somewhat lower margins in the U.S. and Canada.

Net fee and commission revenue decreased $33 million or 10% from the prior quarter to $305 million. Lower underwriting and advisory fees were partly offset by higher commission revenues.

Other operating income increased by $66 million or 18% to $427 million from the previous quarter. Higher revenues were reported in all business lines, with particularly strong results in the fixed income and precious metals businesses.

The provision for credit losses was $5 million this quarter, compared to $11 million in provisions in the prior quarter.

Operating expenses increased by $16 million or 4%. The increase was mainly driven by seasonally higher stock-based compensation costs, as well as higher support costs. This was partly offset by lower technology costs and professional fees.

The effective tax rate was 25.9% compared to 23.1% in the previous quarter. Last quarter benefitted from higher recoveries.

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income(3)	$(129)	$(144)	$(95)
Net fee and commission revenues	(45)	(78)	(31)
Net income from investments in associated corporations	(47)	(37)	(29)
Other operating income(3)	(22)	(10)	72
Provision for credit losses	–	–	–
Operating expenses	–	(14)	9
Income tax expense(3)	(119)	(144)	(63)
Net income	$(124)	$(111)	$(29)
Net income attributable to non-controlling interests
Capital instrument equity holders	$7	$7	$13
Net income attributable to equity holders of the Bank	$(131)	$(118)	$(42)
Other measures
Average assets ($ billions)	$93	$89	$97
Average liabilities ($ billions)	$234	$222	$219
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended January 31, 2013 ($74), October 31, 2012 ($74), and January 31, 2012 ($68) to arrive at the amounts reported in the Consolidated Statement of Income.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $74 million in the first quarter, compared to $68 million in the same period last year and $74 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2013 vs Q1 2012

The Other segment had a net loss attributable to equity holders of $131 million in the first quarter, compared to a net loss of $42 million last year. Adjusting for last year’s after-tax gain of $94 million from the sale of a real estate asset, the net loss last year was $136 million. Higher net gains on investment securities were mostly offset by lower revenues from asset/liability management activities.

26    Scotiabank First Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2013 vs Q4 2012

The Other segment had a net loss attributable to equity holders of $131 million in the first quarter, compared to a net loss of $118 million in the prior quarter. The quarter-over-quarter increase in the net loss was mainly from higher taxes and lower net gains on investment securities. Partly offsetting was a lower intercompany elimination related to the underwriting of the Bank’s common share issuance in the comparative quarter. The latter had no impact on the Bank’s consolidated results.

Total	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2013	October 31 2012	January 31 2012
Business segment income
Net interest income	$2,771	$2,580	$2,375
Net fee and commission revenues	1,661	1,634	1,500
Net income/(loss) from investments in associated corporations	150	118	93
Other operating income	600	532	653
Provision for credit losses	310	321	265
Operating expenses	2,813	2,713	2,507
Income tax expense	434	311	413
Net income	$1,625	$1,519	$1,436
Net income attributable to non-controlling interests	$66	$66	$38
Non-controlling interests in subsidiaries	59	59	25
Capital instrument equity holders	7	7	13
Net income attributable to equity holders of the Bank	$1,559	$1,453	$1,398
Other measures
Return on equity(1)	16.6%	16.4%	19.8%
Average assets ($ billions)	$729	$678	$636
Average liabilities ($ billions)	$687	$638	$603
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Geographic highlights	For the three months ended
(Unaudited) ($ millions)	January 31 2013	October 31 2012	January 31 2012
Geographic segment income
Canada	$865	$778	$693
United States	154	149	116
Mexico	79	93	66
Peru	97	64	85
Other international	497	483	445
Corporate adjustments	(67)	(48)	31
Net income	$1,625	$1,519	$1,436
Average assets ($ billions)
Canada	$424	$387	$370
United States	102	97	86
Mexico	21	20	19
Peru	14	13	12
Other international	140	133	122
Corporate adjustments	28	28	27
	$729	$678	$636

Quarterly Financial Highlights

	For the three months ended
	Jan. 31 2013	Oct. 31 2012	Jul. 31 2012	Apr. 30 2012	Jan. 31 2012	Oct. 31 2011	Jul. 31 2011	Apr. 30 2011
Total revenue ($ millions)	$5,182	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639
Total revenue (TEB(1)) ($ millions)	5,256	4,938	5,589	4,773	4,689	4,299	4,371	4,708
Net income ($ millions)	1,625	1,519	2,051	1,460	1,436	1,157	1,303	1,621
Basic earnings per share ($)	1.27	1.20	1.70	1.18	1.23	0.99	1.12	1.42
Diluted earnings per share ($)	1.25	1.18	1.69	1.15	1.20	0.97	1.10	1.39
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Scotiabank First Quarter Report 2013    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2013	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$13,552	$0.57	–	1,191,744
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	$750	$31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(13)(14)				25,836
(1)	Dividends on common shares are paid quarterly. As at February 22, 2013, the number of outstanding common shares and options was 1,191,907 thousand and 25,803 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(13)	Included are 1,427 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(14)	During the first quarter of 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 23, 26, 27 and 29 of the October 31, 2012 consolidated financial statements presented in the Bank’s 2012 Annual Report.

28    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2013	October 31 2012
Assets
Cash and deposits with financial institutions(1)	5	$53,120	$47,337
Precious metals		10,975	12,387
Trading assets
Securities	6	91,704	74,639
Loans	6	12,605	12,857
Other		184	100
		104,493	87,596
Financial assets designated at fair value through profit or loss		154	197
Securities purchased under resale agreements and securities borrowed(1)		73,460	66,189
Derivative financial instruments(1)		27,292	30,338
Investment securities	7	38,449	33,361
Loans
Residential mortgages		206,646	175,630
Personal and credit cards		69,803	68,277
Business and government(1)		115,258	111,549
		391,707	355,456
Allowance for credit losses	9(b)	3,097	2,969
		388,610	352,487
Other
Customers’ liability under acceptances		9,794	8,932
Property and equipment		2,296	2,260
Investments in associates	10	4,966	4,760
Goodwill and other intangible assets		10,345	8,692
Deferred tax assets		1,842	1,936
Other assets(1)		10,565	11,572
		39,808	38,152
Total assets		$736,361	$668,044
Liabilities
Deposits
Personal	11	$168,251	$138,051
Business and government(1)	11	307,664	291,361
Banks(1)	11	36,646	34,178
		512,561	463,590
Other
Acceptances		9,794	8,932
Obligations related to securities sold short		24,673	18,622
Derivative financial instruments		32,025	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)		72,399	56,968
Subordinated debentures	12	8,780	10,143
Capital instruments		1,374	1,358
Other liabilities		31,791	31,753
		180,836	163,075
Total liabilities		693,397	626,665
Equity
Common equity
Common shares		13,552	13,139
Retained earnings		22,807	21,978
Accumulated other comprehensive income (loss)		212	(31)
Other reserves		197	166
Total common equity		36,768	35,252
Preferred shares		4,384	4,384
Total equity attributable to equity holders of the Bank		41,152	39,636
Non-controlling interests
Non-controlling interests in subsidiaries		1,073	966
Capital instrument equity holders		739	777
Total equity		42,964	41,379
Total liabilities and equity		$736,361	$668,044

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2013    29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2013	October 31 2012(1)	January 31 2012(1)
Revenue Interest income
Loans		$4,296	$3,974	$3,750
Securities		272	262	255
Securities purchased under resale agreements and securities borrowed		54	54	49
Deposits with financial institutions		67	69	73
		4,689	4,359	4,127
Interest expense
Deposits		1,586	1,499	1,446
Subordinated debentures		101	104	92
Capital instruments		28	28	34
Other		203	148	180
		1,918	1,779	1,752
Net interest income		2,771	2,580	2,375
Fee and commission revenues
Banking	17	849	853	755
Wealth management	17	597	553	528
Underwriting and other advisory		107	131	120
Non-trading foreign exchange		89	86	97
Other		88	75	69
		1,730	1,698	1,569
Fee and commission expenses		69	64	69
Net fee and commission revenues		1,661	1,634	1,500
Other operating income
Trading revenues	18	354	319	322
Net gain on investment securities		72	64	54
Net income from investments in associated corporations		150	118	93
Insurance underwriting income, net of claims		108	99	94
Other		66	50	183
		750	650	746
Total revenue		5,182	4,864	4,621
Provision for credit losses		310	321	265
		4,872	4,543	4,356
Operating expenses
Salaries and employee benefits		1,596	1,402	1,449
Premises and technology		425	445	366
Depreciation and amortization		128	119	106
Communications		99	98	88
Advertising and business development		99	144	104
Professional		89	104	68
Business and capital taxes		67	68	54
Other		310	333	272
		2,813	2,713	2,507
Income before taxes		2,059	1,830	1,849
Income tax expense		434	311	413
Net income		$1,625	$1,519	$1,436
Net income attributable to non-controlling interests		$66	$66	$38
Non-controlling interests in subsidiaries		59	59	25
Capital instrument equity holders		7	7	13
Net income attributable to equity holders of the Bank		1,559	1,453	1,398
Preferred shareholders		55	55	55
Common shareholders		$1,504	$1,398	$1,343
Earnings per common share (in dollars)(2):
Basic	19	$1.27	$1.20	$1.23
Diluted	19	$1.25	$1.18	$1.20

(1)	Prior period amounts include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (Refer to Note 3).

(2) The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

30     Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2013	October 31 2012	January 31 2012
Net income	$1,625	$1,519	$1,436
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	194	(19)	188
Net gains (losses) on hedges of net investments in foreign operations	(80)	(26)	(60)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(1)	(62)	1
Net gains (losses) on hedges of net investments in foreign operations	(22)	(7)	(16)
	137	24	143
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	100	110	73
Reclassification of net (gains) losses to net income	32	(42)	(77)
Income tax expense (benefit):
Net unrealized gains (losses) on investment securities	29	21	20
Reclassification of net (gains) losses to net income	6	(16)	(22)
	97	63	(2)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	30	2	70
Reclassification of net (gains) losses to net income	(24)	12	(4)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	9	2	19
Reclassification of net (gains) losses to net income	(8)	2	(2)
	5	10	49
Other comprehensive income from investments in associates	7	2	19
Other comprehensive income (loss)	246	99	209
Comprehensive income	$1,871	$1,618	$1,645
Comprehensive income attributable to non-controlling interests	$69	$55	$37
Non-controlling interests in subsidiaries	62	48	24
Capital instrument equity holders	7	7	13
Comprehensive income attributable to equity holders of the Bank	1,802	1,563	1,608
Preferred shareholders	55	55	55
Common shareholders	$1,747	$1,508	$1,553

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2013    31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Net income	–	1,504	–	–	–	–	–	1,504	55	1,559	59	7	1,625
Other comprehensive income (loss)	–	–	133	99	4	7	–	243	–	243	3	–	246
Total comprehensive income	$–	$1,504	$133	$99	$4	$7	$–	$1,747	$55	$1,802	$62	$7	$1,871
Shares issued	413	1	–	–	–	–	(16)	398	–	398	–	–	398
Common dividends paid	–	(676)	–	–	–	–	–	(676)	–	(676)	–	–	(676)
Preferred dividends paid	–	–	–	–	–	–	–	–	(55)	(55)	–	–	(55)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(13)	(45)	(58)
Share-based payments	–	–	–	–	–	–	21	21	–	21	–	–	21
Other	–	–	–	–	–	–	26 (3)	26	–	26	58 (4)	–	84
Balance as at January 31, 2013	$13,552	$22,807	$(395)	$696	$(131)	$42	$197	$36,768	$4,384	$41,152	$1,073	$739	$42,964

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	1,343	–	–	–	–	–	1,343	55	1,398	25	13	1,436
Other comprehensive income (loss)	–	–	142	–	49	19	–	210	–	210	(1)	–	209
Total comprehensive income	$–	$1,343	$142	$–	$49	$19	$–	$1,553	$55	$1,608	$24	$13	$1,645
Shares issued	733	6	–	–	–	–	(13)	726	–	726	–	–	726
Common dividends paid	–	(567)	–	–	–	–	–	(567)	–	(567)	–	–	(567)
Preferred dividends paid	–	–	–	–	–	–	–	–	(55)	(55)	–	–	(55)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(12)	(69)	(81)
Share-based payments	–	–	–	–	–	–	22	22	–	22	–	–	22
Other	–	22	–	–	–	–	–	22	–	22	185 (4)	–	207
Balance as at January 31, 2012	$9,069	$19,225	$(555)	$441	$(202)	$29	$105	$28,112	$4,384	$32,496	$823	$818	$34,137
(1)	Includes undistributed retained earnings of $37 (October 31, 2012 – $38) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 14).
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (Refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

32     Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2013	January 31 2012
Cash flows from operating activities
Net income	$1,625	$1,436
Adjustment for:
Net interest income	(2,771)	(2,375)
Depreciation and amortization	128	106
Provisions for credit losses	310	265
Equity-settled share-based payment expense	21	22
Net gain on investment securities	(72)	(54)
Net income from investments in associated corporations	(150)	(93)
Gain on sale of property and equipment	(6)	(116)
Provision for income taxes	434	413
Changes in operating assets and liabilities:
Trading assets	(16,677)	(12,239)
Securities purchased under resale agreements and securities borrowed(1)	(3,339)	(6,224)
Loans(1)	(5,558)	(8,031)
Deposits	12,007	24,339
Obligations related to securities sold short	5,811	1,887
Obligations related to assets sold under repurchase agreements and securities lent	14,720	7,647
Net derivative financial instruments(1)	(360)	1,434
Other, net(1)	1,074	(3,658)
Dividends received	256	291
Interest received	4,564	4,687
Interest paid	(1,932)	(2,589)
Income tax paid	(332)	(350)
Net cash from/(used in) operating activities	9,753	6,798
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	(6,315)	(6,622)
Purchase of investment securities	(11,167)	(7,503)
Proceeds from sale and maturity of investment securities	10,804	7,731
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(3,214)	(502)
Property and equipment, net of disposals	(64)	68
Other, net	(98)	(41)
Net cash from/(used in) investing activities	(10,054)	(6,869)
Cash flows from financing activities
Redemption/repayment of subordinated debentures	(1,300)	–
Proceeds from common shares issued	292	175
Cash dividends paid	(731)	(622)
Distributions to non-controlling interests	(58)	(81)
Other, net	979	162
Net cash from/(used in) financing activities	(818)	(366)
Effect of exchange rate changes on cash and cash equivalents	(6)	(1)
Net change in cash and cash equivalents	(1,125)	(438)
Cash and cash equivalents at beginning of period(1)(2)	6,036	4,294
Cash and cash equivalents at end of period(1)(2)	$4,911	$3,856
(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).
(2)	Represents cash and non-interest bearing deposits with financial institutions (Refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2013    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q1 2013

Condensed Interim Consolidated Financial Statements

Page	Note
35	1	Reporting entity

35	2	Basis of preparation

35	3	Significant accounting policies

36	4	Future accounting developments

36	5	Cash and deposits with financial institutions

36	6	Trading assets

37	7	Investment securities

38	8	Securitization

38	9	Impaired loans and allowance for credit losses

40	10	Investments in associates

40	11	Deposits

41	12	Subordinated debentures

41	13	Capital management

42	14	Share-based payments

43	15	Employee benefits

43	16	Operating segments

45	17	Fee and commission revenues

45	18	Trading revenues

45	19	Earnings per share

46	20	Financial instruments

54	21	Contractual maturities

55	22	Business combinations

56	23	Events after the Consolidated Statement of Financial Position date

34     Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank. These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The condensed interim consolidated financial statements for the quarter ended January 31, 2013 have been approved for issue by the Board of Directors on March 5, 2013.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

3	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2012. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual audited consolidated financial statements describe the Bank’s accounting policies.

Scotiabank First Quarter Report 2013    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Changes in financial statement presentation during the quarter

During the first quarter of 2013, Deposits with banks was changed to Deposits with financial institutions to include all deposits with bank and non-bank financial institutions. As a result, cash with non-bank financial institutions was retrospectively reclassified from Loans – business and government to Deposits with financial institutions.

Cash collateral for securities borrowed was retrospectively reclassified from Deposits with financial institutions and Loans – business and government to Securities purchased under resale agreements and securities borrowed to better reflect the nature of these balances. These presentation changes did not have an impact on the Bank’s financial position or its key performance metrics and are in line with industry practice.

The related interest income lines have also been retrospectively reclassified.

4	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

There are no updates to the future accounting developments as reflected in Note 4 to the Bank’s 2012 annual audited consolidated financial statements.

5	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2013	October 31 2012
Cash and non-interest-bearing deposits with financial institutions	$4,911	$6,036
Interest-bearing deposits with financial institutions	48,209	41,301
Total	$53,120	$47,337

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties, and these amount to $3,826 million (October 31, 2012 – $3,473 million).

6	Trading assets

(a) Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at
($ millions)	January 31 2013	October 31 2012
Trading securities:
Canadian federal government debt	$13,207	$13,535
Canadian provincial and municipal debt	6,314	4,633
U.S. treasury and other U.S. agencies’ debt	13,930	10,168
Other foreign governments’ debt	9,280	6,261
Common shares	37,273	30,417
Other	11,700	9,625
Total	$91,704	$74,639
Total by currency (In Canadian equivalent):
Canadian dollar	$54,733	$48,650
U.S. dollar	21,231	16,554
Mexican peso	2,516	1,726
Other currencies	13,224	7,709
Total trading securities	$91,704	$74,639

36     Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at
($ millions)	January 31 2013	October 31 2012
Trading loans(1)(2)
U.S.(3)	$5,599	$5,984
Europe(4)	2,984	3,108
Asia Pacific(4)	3,018	2,610
Canada(4)	111	134
Other(4)	893	1,021
Total	$12,605	$12,857
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,247 (October 31, 2012 – $2,315), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

7	Investment securities

Investment securities includes held-to-maturity securities of $187 million (October 31, 2012 - $190 million) and available-for-sale securities of $38,262 million (October 31, 2012 - $33,171 million).

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at January 31, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$10,015	$99	$14	$10,100
Canadian provincial and municipal debt	2,871	28	–	2,899
U.S. treasury and other U.S. agencies’ debt	4,770	2	11	4,761
Other foreign governments’ debt	9,614	168	26	9,756
Bonds of designated emerging markets	118	64	–	182
Other debt	6,774	305	52	7,027
Preferred shares	440	16	36	420
Common shares	2,517	649	49	3,117
Total available-for-sale securities	$37,119	$1,331	$188	$38,262

	As at October 31, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

The net unrealized gain on available-for-sale securities of $1,143 million (October 31, 2012 – gain of $1,093 million) decreases to a net unrealized gain of $1,023 million (October 31, 2012 – gain of $891 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

Scotiabank First Quarter Report 2013    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8	Securitization

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the balance sheet as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that fail derecognition and the associated liabilities:

	As at
($ millions)	January 31 2013(1)	October 31 2012(1)
Assets
Carrying value of residential mortgage loans	$19,720	$16,253
Other related assets(2)	10,749	9,223
Liabilities
Carrying value of associated liabilities	30,799	25,706
(1)	The fair value of the transferred assets is $30,404 (October 31, 2012 – $25,737) and the fair value of the associated liabilities is $31,321 (October 31, 2012 – $26,042) for a net position of $(917) (October 31, 2012 – $(305)).
(2)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

9	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	January 31, 2013				October 31 2012
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Net
Business and government	$1,405	$486	(4)	$919	$959
Residential mortgages	1,262	345	(5)	917	960
Personal and credit cards	971	905	(5)	66	54
Total	$3,638	$1,736		$1,902	$1,973
By geography:
Canada				$432	$479
United States				134	118
Other International				1,336	1,376
Total				$1,902	$1,973
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2013 was $6 (October 31, 2012 – $6).
(2)	Additional interest income of approximately $65 would have been recorded if the above loans had not been classified as impaired (October 31, 2012 – $65).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

38     Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at
	January 31, 2013						October 31 2012
($ millions)	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period	Balance at end of period
Individual	$461	$(40)	$33	$31	$1	$486	$461
Collective	2,420	(282)	83	279	22	2,522	2,420
Total before FDIC guaranteed loans(1)	2,881	(322)	116	310	23	3,008	2,881
FDIC guaranteed loans	88	–	–	–	1	89	88
Total allowances	$2,969	$(322)	$116	$310	$24	$3,097	$2,969
Represented by:
Allowance against impaired loans						$1,736	$1,609
Allowance against performing loans(2)						1,272	1,272
Total before FDIC guaranteed loans						3,008	2,881
FDIC guaranteed loans						89	88
						$3,097	$2,969
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans ($961) (October 31, 2012 – ($965)) with the remainder allocated to personal and credit card loans ($126) (October 31, 2012 – ($121)) and residential mortgages ($185) (October 31, 2012 – ($186)).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	January 31 2013	October 31 2012
R-G Premier Bank
Unpaid principal balance	$3,150	$3,284
Fair value adjustments	(604)	(648)
Net carrying value	2,546	2,636
Allowance for credit losses	(89)	(88)
	$2,457	$2,548

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at January 31, 2013, the carrying value of loans guaranteed by FDIC was $2.5 billion (October 31, 2012 – $2.5 billion) with a net receivable of $455 million (October 31, 2012 – $534 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2013    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10	Investments in associates

The Bank had significant investments in the following associates:

	As at
						January 31 2013	October 31 2012
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		December 31, 2012	$2,528	$2,511
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		December 31, 2012	1,678	1,570
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		December 31, 2012	173	168
Bank of Xi’an Co. Ltd.	China	Banking	19.0	%(3)	December 31, 2012	245	227
Banco del Caribe	Venezuela	Banking	26.6%		December 31, 2012	161	142
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at January 31, 2013, the Bank’s investment in CI Financial Corp. amounted to $2,795 (October 31, 2012 – $2,442).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. In the first quarter of 2013, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 0.9% for approximately $10.

11	Deposits

	As at
	January 31, 2013					October 31 2012
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$5,164	$4,298	$80,113	$78,676	$168,251	$138,051
Business and government	44,491	15,112	22,371	225,690	307,664	291,361
Banks	3,953	1,216	1,429	30,048	36,646	34,178
Total	$53,608	$20,626	$103,913	$334,414	$512,561	$463,590
Recorded in:
Canada					$351,966	$308,085
United States					72,827	68,672
U.K.					15,883	15,561
Mexico					9,849	9,046
Peru					7,853	8,064
Chile					6,377	5,597
Colombia					6,059	5,698
Other International					41,747	42,867
Total(1)					$512,561	$463,590
(1)	Deposits denominated in U.S. dollars amount to $187,925 (October 31, 2012 – $175,445), deposits denominated in Mexican pesos amount to $9,081 (October 31, 2012 – $8,251) and deposits denominated in other foreign currencies amount to $43,279 (October 31, 2012 – $40,858)

Contractual maturity of deposits

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
As at January 31, 2013	$137,719	$39,079	$54,857	$97,027	$5,732	$178,147	$512,561
As at October 31, 2012	128,204	34,850	46,451	98,948	5,446	149,691	463,590

40    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12	Subordinated debentures

On November 1, 2012, Scotiabank Subordinated Notes Trust redeemed all outstanding 5.25% Trust Subordinated Notes – Series A for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

On January 31, 2013, the Bank redeemed all outstanding 5.30% debentures due January 2018 for 100% of their principal amount of $300 million, plus accrued interest to the redemption date.

13	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 5 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to

Scotiabank First Quarter Report 2013    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In

2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The Bank’s CET1, Tier 1 and Total capital are composed of the following:

As at
January 31, 2013	October 31 2012
(unaudited) ($ millions)	Basel III All-in	Basel III Transitional	Basel II
Total common equity	$36,768	$36,768	$34,755
Adjustment for transition to measurement base under IFRS	–	–	322
Other CET1 capital deductions(1)	(13,754)	(1,889)	(7,059)
Common Equity Tier 1 capital	$23,014	$34,879	n/a
Preferred shares(2)	3,945	3,945	4,384
Capital instrument liabilities – trust securities(2)	1,935	1,935	2,150
Other Tier 1 capital adjustments(3)	66	(5,880)	(116)
Net Tier 1 capital	$28,960	$34,879	$34,436
Subordinated debentures, net of amortization(2)	7,902	7,902	9,893
Other Tier 2 capital adjustments(3)	956	(626)	(2,136)
Total regulatory capital	$37,818	$42,155	$42,193
Total risk-weighted assets	$280,061	$284,613	$253,309
Capital ratios
Common Equity Tier 1 capital ratio	8.2%	12.3%	n/a
Tier 1 capital ratio	10.3%	12.3%	13.6%
Total capital ratio	13.5%	14.8%	16.7%
Assets-to-capital multiple(4)	17.3	x	17.3	x	15.0	x
(1)	Other CET1 capital adjustments under the transitional approach include all-in deductions multiplied by an annual transitional factor (0% in 2013). All-in deductions are described on page 41.
(2)	Non-qualifying capital investments are subject to a phase-out over 10 years.
(3)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries and eligible allowance for credit losses for Tier 2. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the CET1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(4)	Under Basel III, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital target as at January 31, 2013. OSFI has also prescribed an asset-to-capital leverage multiple and the Bank was in compliance with this threshold as at January 31, 2013.

14	Share-based payments

During the quarter, the Bank granted 3,982,476 options with an exercise price of $55.63 per option and a weighted average fair value of $8.15 to selected employees, under the terms of the Employee Stock Option Plan. For the three months ended January 31, 2013, the Bank recorded an increase to equity – other reserves of $21 million (October 31, 2012 – $7 million; January 31, 2012 – $22 million) as a result of equity-classified share-based payment expense.

Renouncement of Tandem SARs

During the first quarter, certain employees voluntarily renounced 2,835,008 tandem stock appreciation rights (Tandem SARs) while retaining their corresponding option for shares. As a result, the stock options are not required to be re-valued and the existing accrued liability of $36 million and related deferred tax asset of $10 million were reclassified to equity, resulting in a net increase to equity – other reserves of $26 million. The remaining 1,426,871 outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

42    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
($ millions)	January 31 2013	October 31 2012	January 31 2012
Benefit expenses
Pension plans	$58	$37	$34
Other benefit plans	25	(15)	30
	$83	$22	$64
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

16	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s

2012 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results
–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

	For the three months ended January 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,361	$1,200	$122	$217	$(129)	$2,771
Net fee and commission revenues	384	334	683	305	(45)	1,661
Net income from investments in associated corporations	9	132	56	–	(47)	150
Other operating income	1	90	104	427	(22)	600
Provision for credit losses	118	186	1	5	–	310
Other operating expenses	861	976	570	406	–	2,813
Provision for income taxes	202	128	84	139	(119)	434
Net income	$574	$466	$310	$399	$(124)	$1,625
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	50	9	–	–	59
Capital instrument equity holders	–	–	–	–	7	7
Net income attributable to equity holders of the Bank	$574	$416	$301	$399	$(131)	$1,559
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$234	$687
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended January 31, 2013 ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Scotiabank First Quarter Report 2013    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended October 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,229	$1,153	$125	$217	$(144)	$2,580
Net fee and commission revenues	376	352	646	338	(78)	1,634
Net income from investments in associated corporations	(2)	103	53	1	(37)	118
Other operating income	(2)	84	99	361	(10)	532
Provision for credit losses	132	176	2	11	–	321
Other operating expenses	820	979	538	390	(14)	2,713
Provision for income taxes	168	84	83	120	(144)	311
Net income	$481	$453	$300	$396	$(111)	$1,519
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	52	6	1	–	59
Capital instrument equity holders	–	–	–	–	7	7
Net income attributable to equity holders of the Bank	$481	$401	$294	$395	$(118)	$1,453
Average assets ($ billions)	$232	$111	$14	$232	$89	$678
Average liabilities	$153	$73	$16	$174	$222	$638
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended October 31, 2012 ($74), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,174	$1,003	$123	$170	$(95)	$2,375
Net fee and commission revenues	365	291	586	289	(31)	1,500
Net income from investments in associated corporations	1	68	53	–	(29)	93
Other operating income	9	89	97	386	72	653
Provision for credit losses	136	124	–	5	–	265
Other operating expenses	768	845	495	390	9	2,507
Provision for income taxes	170	91	76	139	(63)	413
Net income	$475	$391	$288	$311	$(29)	$1,436
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	18	6	–	–	25
Capital instrument equity holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$474	$373	$282	$311	$(42)	$1,398
Average assets ($ billions)	$219	$101	$13	$206	$97	$636
Average liabilities	$147	$63	$15	$159	$219	$603
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended January 31, 2012 ($68) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

44    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended
($ millions)	January 31 2013	October 31 2012	January 31 2012
Banking
Card revenues	$216	$203	$175
Deposit and payment services	277	281	253
Credit fees	233	232	224
Other	123	137	103
Total banking revenues	$849	$853	$755
Wealth management
Mutual funds	$308	$295	$270
Brokerage fees	202	182	178
Investment management and trust	87	76	80
Total wealth management revenues	$597	$553	$528

18	Trading revenues

The following table presents details of trading revenues:

	For the three months ended
($ millions)	January 31 2013	October 31 2012	January 31 2012
Interest rate and credit	$161	$119	$106
Equities	15	18	21
Commodities	106	90	110
Foreign exchange	57	59	57
Other	15	33	28
Trading revenues	$354	$319	$322

19	Earnings per share

	For the three months ended
($ millions)	January 31 2013	October 31 2012	January 31 2012
Basic earnings per common share
Net income attributable to common shareholders	$1,504	$1,398	$1,343
Average number of common shares outstanding (millions)	1,186	1,166	1,091
Basic earnings per common share(1) (in dollars)	$1.27	$1.20	$1.23
Diluted earnings per common share
Net income attributable to common shareholders	$1,504	$1,398	$1,343
Adjustments to net income due to:(2)
Capital instruments	9	9	18
Share-based payment options	(3)	(5)	(5)
Adjusted income attributable to common shareholders	$1,510	$1,402	$1,356
Average number of common shares outstanding (millions)	1,186	1,166	1,091
Adjustments to average shares due to:(2) (millions)
Capital instruments (millions)	15	15	30
Share-based payment options (millions)	3	3	4
Average number of diluted common shares outstanding (millions)	1,204	1,184	1,125
Diluted earnings per common share(1) (in dollars)	$1.25	$1.18	$1.20
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

Scotiabank First Quarter Report 2013    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the dilutive earnings per share of including these instruments was $0.01 for the three months ended January 31, 2013 (October 31, 2012 – $0.01; January 31, 2012 – $0.02). The calculation also includes the dilutive impact of share-based payment options, including tandem stock appreciation rights (TSARs).

During the first quarter, 2,835,008 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 14). The impact of the renouncement is not material to the diluted earnings per share.

20	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2013(2)			October 31 2012
	Basel III			Basel II
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail(3)
Drawn(4)	$254,282	$47,963	$302,245	$290,380
Undrawn commitments	52,697	2,780	55,477	55,397
Other exposures(5)	69,409	2,149	71,558	61,379
Total non-retail	$376,388	$52,892	$429,280	$407,156
Retail
Drawn(6)	$147,546	$38,687	$186,233	$152,126
Undrawn commitments	24,688	–	24,688	24,121
Total retail	$172,234	$38,687	$210,921	$176,247
Total	$548,622	$91,579	$640,201	$583,403
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Effective November 1, 2012, risk-weighted assets are computed under Basel III.
(3)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

46    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2013 and October 31, 2012, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2012.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2013, 58% of the Canadian banking residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the portfolio is 56%.

Retail standardized portfolio

The retail standardized portfolio of $39 billion as at January 31, 2013 (October 31, 2012 – $36 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $20 billion (October 31, 2012 – $19 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2013(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,304	$476	$164	$1,944
Personal and credit cards	501	230	48	779
Business and government	310	92	191	593
Total	$2,115	$798	$403	$3,316

	As at October 31, 2012(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,232	$424	$184	$1,840
Personal and credit cards	451	219	47	717
Business and government	220	95	199	514
Total	$1,903	$738	$430	$3,071
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board.

The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

Scotiabank First Quarter Report 2013    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2013						October 31, 2012		January 31, 2012
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$20	$(65)	$(45)	$(318)	$(400)	$(718)	$(23)	$(561)	$160	$(240)
- 100 bps	(26)	54	28	150	356	506	15	394	(145)	168
+ 200 bps	$40	$(135)	$(95)	$(722)	$(792)	$(1,514)	$(44)	$(1,186)	$328	$(504)
- 200 bps	(53)	118	65	291	610	901	42	586	(250)	180

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at January 31, 2013, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (October 31, 2012 – $37 million,

January 31, 2012 – $35 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at January 31, 2013, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $189 million (October 31, 2012 – $185 million, January 31, 2012 – $223 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	January 31, 2013			January 31 2013	October 31 2012	January 31 2012
($ millions)	Average	High	Low
Interest rate	$10.1	$15.5	$7.0	$8.6	$12.9	$11.3
Equities	1.9	5.6	0.9	1.6	1.7	3.6
Foreign exchange	1.1	2.2	0.4	0.7	0.8	1.1
Commodities	3.5	5.4	2.2	4.9	3.3	3.8
Debt specific	13.8	16.0	12.2	12.9	13.7	15.3
Diversification	(13.0)	N/A	N/A	(11.9)	(14.0)	(16.5)
All-Bank VaR	$17.4	$21.8	$14.9	$16.8	$18.4	$18.6
All-Bank Stressed VaR	$34.8	$41.3	$30.2	$34.6	$38.8	$35.2

48    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Below are the market risk requirements as at January 31, 2013.

($ millions)
All Bank VaR	$178
All Bank Stressed VaR	404
Incremental Risk Charge	303
Comprehensive Risk Measure	198
CRM Surcharge	188
Standardized Approach	52
Total market risk capital	$1,323	(1)
(1)	Equates to $16.5 billion of risk-weighted assets.

The bulk of the Bank’s market risk capital is determined using models approved by OSFI. A small minority is also generated using the standardized market risk approach.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)
	As at		For the three months ended
($ millions)	January 31 2013	October 31 2012	January 31 2013	October 31 2012	January 31 2012
Investment securities – debt	$ 154	$197	$ 4	$4	$(6)
Deposit note liabilities(2)	162	157	4	(2)	1
(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at January 31, 2013, the Bank was contractually obligated to pay $158 to the holders of the notes at maturity (October 31, 2012 – $149).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Financial instruments – fair value

Fair value of financial instruments

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

–	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.

–	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed-rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the CMB program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represents their fair value.

	As at
	January 31, 2013			October 31 2012
($ millions)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$53,120	$53,120	$–	$47,337	$47,337	$–
Precious metals	10,975	10,975	–	12,387	12,387	–
Trading assets	104,493	104,493	–	87,596	87,596	–
Financial assets designated at fair value through profit or loss	154	154	–	197	197	–
Securities purchased under resale agreements and securities borrowed	73,460	73,460	–	66,189	66,189	–
Derivative financial instruments	27,292	27,292	–	30,338	30,338	–
Investment securities	38,449	38,449	–	33,361	33,361	–
Loans	392,301	388,610	3,691	359,091	352,487	6,604
Customers’ liability under acceptances	9,794	9,794	–	8,932	8,932	–
Other assets	8,278	8,278	–	8,831	8,831	–
Liabilities:
Deposits	514,708	512,561	(2,147)	466,035	463,590	(2,445)
Acceptances	9,794	9,794	–	8,932	8,932	–
Obligations related to securities sold short	24,673	24,673	–	18,622	18,622	–
Derivative financial instruments	32,025	32,025	–	35,299	35,299	–
Obligations related to securities sold under repurchase agreements and securities lent	72,399	72,399	–	56,968	56,968	–
Subordinated debentures	9,091	8,780	(311)	10,482	10,143	(339)
Capital instrument liabilities	1,559	1,374	(185)	1,560	1,358	(202)
Other liabilities	25,857	25,857	–	29,382	29,382	–

50    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at January 31, 2013
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,605	$–	$12,605
Government issued or guaranteed securities – Canada and the US	27,150	–	–	27,150
Government issued or guaranteed securities – Other	8,122	7,450	–	15,572
Corporate and other debt	224	11,447	38	11,709
Income trusts/funds and hedge funds	226	4,341	1,347	5,914
Equity securities	31,032	275	52	31,359
	$66,754	$36,118	$1,437	$104,309
Financial assets designated at fair value through profit or loss	–	119	35	154

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,502	$3,466	$–	$15,968
Government issued or guaranteed securities – Other	4,750	6,144	387	11,281
Corporate and other debt	1,013	5,385	446	6,844
Mortgage backed securities	–	631	–	631
Equity securities	2,194	143	1,201	3,538
	$20,459	$15,769	$2,034	$38,262
Derivative financial instruments
Interest rate contracts	$–	$15,462	$8	$15,470
Foreign exchange and gold contracts	12	8,395	54	8,461
Equity contracts	196	459	273	928
Credit contracts	–	918	4	922
Other	421	1,081	9	1,511
	$629	$26,315	$348	$27,292
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$15,100	$6	$15,106
Foreign exchange and gold contracts	12	7,344	–	7,356
Equity contracts	236	2,032	740	3,008
Credit contracts	–	5,189	94	5,283
Other	463	806	3	1,272
	$711	$30,471	$843	$32,025
Obligations related to securities sold short	$20,340	$4,333	$–	$24,673
(1)	Excludes investments which are held-to-maturity of $187.
.

Scotiabank First Quarter Report 2013    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at October 31, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the US	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	–	165	32	197
Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171
Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622
(1)	Excludes investments which are held-to-maturity of $190.

Level 3 instrument fair value changes

The following tables summarize changes during the quarter in Level 3 instruments:

	As at January 31, 2013
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at October 31, 2012	$1,405	$(415	)(2)	$1,822
Gains (losses) recorded in net income(3)	53	(81)		9
Gains (losses) recorded in other comprehensive income	–	–		11
Purchases and new transactions	30	17		278
Sales and maturities	(14)	51		(124)
Transfers into/out of Level 3	(2)	(67)		38
Balance as at January 31, 2013	$1,472	$(495)		$2,034

	As at October 31, 2012
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at July 31, 2012	$1,617	$(372	)(2)	$2,127
Gains (losses) recorded in net income(3)	51	(3)		(28)
Gains (losses) recorded in other comprehensive income	–	–		2
Purchases	1	(46)		98
Sales and maturities	(133)	49		(393)
Transfers into/out of Level 3	(131)	(43)		16
Balance as at October 31, 2012	$1,405	$(415	)(2)	$1,822
(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2

52    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $20 million (October 31, 2012 – $17 million) and a potential loss of $51 million (October 31, 2012 – $41 million). The component of this potential gain that would be recorded through other comprehensive income is $14 million (October 31, 2012 – $10 million) and potential loss is $34 million (October 31, 2012 – $24 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $74 million (October 31, 2012 – $69 million) and a potential net loss of $75 million (October 31, 2012 – $70 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. During the three months ended January 31, 2013, derivative liabilities of $67 million and investment securities of $38 million were transferred from Level 2 to Level 3. All transfers were as a result of new information being obtained on the observability of the inputs.

During the three months ended October 31, 2012, trading securities of $131 million were transferred to Level 1 from Level 3 as new information obtained considered the inputs to be observable. Derivative liabilities of $43 million and investment securities of $16 million were transferred from Level 2 to Level 3 during the three months ended October 31, 2012 as a result of market data inputs becoming unobservable.

Scotiabank First Quarter Report 2013    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2013
($ millions)	Less than one year	One to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$48,972	$672	$3	$14,448	$64,095
Trading assets	23,897	27,705	15,394	37,497	104,493
Financial assets designated at fair value through profit or loss	44	75	–	35	154
Securities purchased under resale agreement and securities borrowed	68,010	190	–	5,260	73,460
Derivative financial instruments	4,330	10,162	12,800	–	27,292
Investment securities	11,775	19,163	3,973	3,538	38,449
Loans	103,132	217,305	27,411	40,762	388,610
Customers liabilities under acceptance	9,794	–	–	–	9,794
Other assets	–	–	–	30,014	30,014

Liabilities and Shareholders’ Equity
Deposits	$231,655	$97,027	$5,732	$178,147	$512,561
Acceptances	9,794	–	–	–	9,794
Obligations related to securities sold short	2,465	10,650	8,308	3,250	24,673
Derivative financial instruments	6,670	11,835	13,520	–	32,025
Obligations related to securities sold under repurchase agreements and securities lent	70,643	825	–	931	72,399
Subordinated debentures	250	–	8,520	10	8,780
Capital instruments	–	–	–	1,374	1,374
Other liabilities	2,474	4,197	3,123	21,997	31,791
Shareholders’ equity	–	–	–	42,964	42,964

Off-Balance sheet commitments
Operating leases	$291	$755	$567	$–	$1,613
Credit commitments(1)	37,052	70,633	2,470	5	110,160
Financial guarantees(2)	–	–	–	24,618	24,618
Outsourcing obligations	156	135	–	–	291
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

54    Scotiabank First Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2012
($ millions)	Less than one year	One to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$41,849	$863	$53	$16,959	$59,724
Trading assets	19,430	23,976	13,674	30,516	87,596
Financial assets designated at fair value through profit or loss	30	135	–	32	197
Securities purchased under resale agreement and securities borrowed	65,992	–	–	197	66,189
Derivative financial instruments	6,690	12,155	11,493	–	30,338
Investment securities	8,186	19,171	2,848	3,156	33,361
Loans	93,097	194,373	24,042	40,975	352,487
Customers liabilities under acceptance	8,932	–	–	–	8,932
Other assets	–	–	–	29,220	29,220

Liabilities and Shareholders’ Equity
Deposits	$209,505	$98,948	$5,446	$149,691	$463,590
Acceptances	8,932	–	–	–	8,932
Obligations related to securities sold short	18,622	–	–	–	18,622
Derivative financial instruments	9,112	13,861	12,326	–	35,299
Obligations related to securities sold under repurchase agreements and securities lent	56,047	921	–	–	56,968
Subordinated debentures	250	–	9,893	–	10,143
Capital instruments	–	–	–	1,358	1,358
Other liabilities	3,236	3,255	2,547	22,715	31,753
Shareholders’ equity	–	–	–	41,379	41,379

Off-Balance sheet commitments
Operating leases	$283	$755	$507	$–	$1,545
Credit commitments(1)	36,589	70,358	2,593	–	109,540
Financial guarantees(2)	–	–	–	23,269	23,269
Outsourcing obligations	185	153	–	–	338
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

22	Business combinations

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. ING DIRECT forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

The Bank is in the process of refining and finalizing the fair values of all acquired assets and assumed liabilities, including intangible assets and goodwill. Therefore, subsequent adjustments during the measurement period may occur.

Estimated fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,565
Loans	30,756
Property and equipment	20
Other assets	309
$39,803
Liabilities
Deposits	$37,021
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	673
$38,248
Net fair value of identifiable assets and liabilities, other than intangible assets	1,555
Goodwill and intangible assets arising on acquisition	1,571
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposits, software and other benefits from contractual agreements. Goodwill largely reflects ING DIRECT’s unique platform and future growth prospects.

Scotiabank First Quarter Report 2013    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Since the date of acquisition, the contribution of ING DIRECT to the Bank’s total revenue and net income was $110 million and $45 million, respectively, including greater benefit from the value of customer deposits. If the acquisition had occurred on November 1, 2012, management estimates that these amounts would not have been significantly different.

In conjunction with the acquisition, the Bank was obligated to place $322 million cash in escrow to fund the redemption of ING DIRECT’s subordinated debentures. This redemption amount does not form part of the accounting for the assets acquired and liabilities assumed.

23	Events after the Consolidated Statement of Financial Position date

Redemption of debentures

On February 25, 2013, the Bank announced that it intends to redeem all outstanding 4.99% debentures due March 2018 for 100% of their principal amount of $1.7 billion, plus accrued interest to the redemption date of March 27, 2013.

Dividend declared

The Board of Directors, at its meeting on March 4, 2013, approved a quarterly dividend of 60 cents per common share. This quarterly dividend applies to shareholders of record as of April 2, 2013, and is payable April 26, 2013.

Approval of interim financial statements

The Board of Directors reviewed the January 31, 2013 condensed interim consolidated financial statements and authorized them for issue on March 5, 2013.

56    Scotiabank First Quarter Report 2013

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Annual Meeting date for fiscal 2013

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 5, 2013, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 6, 2013, to March 20, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584490#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344

Fax: (416) 866-4988

E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Scotiabank First Quarter Report 2013    57